Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements are the responsibility of management, have been prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, reflect management’s best estimates and judgment based on currently available information. The financial information presented elsewhere in the annual report is consistent with that in the consolidated financial statements.

The Corporation has developed and maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant and reliable and that the Corporation’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors of the Corporation (the “Board”) is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying Management’s Discussion and Analysis (“MD&A”). The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and none of its members are affiliated with the Corporation, nor are they involved in the daily operations of the Corporation. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to satisfy itself that the responsibilities of each party have been properly discharged. The Audit Committee also reviews the consolidated financial statements, MD&A and the external auditors’ report. Fees and expenses for audit services are reviewed and the engagement or reappointment of the external auditors is also considered. The Audit Committee reports its findings to the Board and recommends approval of the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements of the Corporation have been audited by KPMG LLP Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

Kenneth G. Stowe	Jon A. Douglas
President & Chief Executive Officer	Senior Vice President & Chief Financial Officer

February 13, 2009

Northgate Annual Report 2008 | 46

Auditor's Report to the Shareholders

To the Shareholders of Northgate Minerals Corporation,

We have audited the consolidated balance sheets of Northgate Minerals Corporation (the “Corporation”) as at December 31, 2008 and 2007 and the consolidated statements of operations and comprehensive income, cash flows and shareholder’s equity for the years then ended. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, Canada

February 13, 2009

47 | Northgate Annual Report 2008

Consolidated Balance Sheets

As at December 31
Thousands of US dollars	2008	2007
Assets
Current Assets
Cash and cash equivalents	$62,419	$266,045
Trade and other receivables	18,310	14,014
Income taxes receivable	6,837	—
Inventories (note 5)	41,546	35,234
Prepaids	1,989	3,087
Future income tax asset (note 17)	5,259	1,194
	136,360	319,574
Other assets (note 6)	53,606	80,181
Long term receivables	—	25,117
Deferred transaction costs (note 7)	775	1,799
Future income tax asset (note 17)	3,741	16,507
Mineral property, plant and equipment (note 8)	357,725	121,337
Investments (note 9)	39,422	70,074
	$591,629	$634,589
Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable and accrued liabilities	$56,469	$32,551
Income taxes payable	—	3,310
Short term loan (note 10)	43,096	44,835
Capital lease obligations (note 11)	4,533	2,267
Provision for site closure and reclamation costs (note 13)	8,420	—
Future income tax liability (note 17)	1,895	872
	114,413	83,835
Capital lease obligations (note 11)	6,211	282
Other long-term liabilities (note 12)	3,368	12,089
Provision for site closure and reclamation obligations (note 13)	37,849	49,120
Future income tax liability (note 17)	14,350	2,487
	176,191	147,813
Shareholders' Equity
Common shares (note 15A)	311,908	309,455
Contributed surplus	5,269	3,940
Accumulated other comprehensive income	(89,503)	(3,282)
Retained earnings	187,764	176,663
	415,438	486,776
	$591,629	$634,589

Commitments and contingencies (notes 11 and 21)
Subsequent event (notes 16)
The accompanying notes form an integral part of these consolidated financial statements.

On behalf of the Board of Directors,

Patrick D. Downey, Director	Terrence A. Lyons, Director

Consolidated Statements of Operations and Comprehensive Income

Years ended December 31
Thousands of US dollars, except share and per share amounts	2008	2007
Revenue	$460,988	$337,546
Cost of sales	310,934	226,933
Depreciation and depletion	67,290	34,140
Administrative and general	11,863	10,461
Net interest income	(6,937)	(17,124)
Exploration	32,595	29,887
Currency translation gain	(6,830)	(6,704)
Accretion of site closure and reclamation costs	1,984	2,559
Write-down of mineral property (note 8)	—	31,815
Write-down of auction rate securities (note 9)	20,310	—
Other income (note 19)	(10,691)	(7,820)
	420,518	304,147
Earnings before income taxes	40,470	33,399
Income tax recovery (expense) (note 17)
Current	(5,261)	(6,446)
Future	(24,489)	12,472
	(29,750)	6,026
Net earnings	$10,720	$39,425
Other comprehensive income
Reclassification of net realized gains on available for sale
securities to net earnings	—	(315)
Unrealized loss on available for sale securities	(30,652)	(3,296)
Reclassification of other than temporary loss on available
for sale securities to net earnings	20,310	—
Unrealized loss on translation of self-sustaining operations	(75,879)	—
Reclassification of deferred losses on gold forward contracts
to net earnings, net of tax of $9,843	—	19,005
	(86,221)	15,394
Comprehensive income (loss)	$(75,501)	$54,819
Net earnings per share
Basic	$0.04	$0.16
Diluted	$0.04	$0.15
Weighted average shares outstanding
Basic	255,269,183	254,166,789
Diluted	255,453,093	255,257,756

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended December 31
Thousands of US dollars	2008	2007
Operating activities:
Net earnings for the year	$10,720	$39,425
Non-cash items:
Depreciation and depletion	67,290	34,140
Unrealized currency translation losses (gains)	(6,320)	1,362
Gain on agreement to purchase Perseverance hedge portfolio	(9,836)	(10,646)
Accretion of site closure and reclamation costs	1,984	2,559
Amortization of hedging losses	—	28,848
Amortization of deferred charges	227	214
Stock-based compensation	2,022	1,829
Accrual of employee severance costs	1,571	—
Future income tax expense (recovery)	24,489	(12,472)
Change in fair value of forward contracts	(32,716)	22,746
Write-down of auction rate securities	20,310	—
Write-down of mineral property	—	31,815
Gain on sale of investments	(1)	(315)
Changes in operating working capital and other (note 20)	(14,752)	(14,220)
	64,988	125,285
Investing activities:
Release of restricted cash	67,496	—
Increase in restricted cash	(25,011)	(51,000)
Purchase of plant and equipment	(27,940)	(13,825)
Mineral property development	(30,450)	—
Transaction costs paid	(2,893)	(1,673)
Acquisition of Perseverance, net of cash acquired of $14,306 (note 4)	(198,772)	—
Acquisition of receivables	—	(25,434)
Repayment of Perseverance hedge portfolio	(45,550)	—
Proceeds from sale of equipment	3,389	—
Purchase of investments	—	(72,922)
Proceeds from sale of investments	1	—
	(259,730)	(164,854)
Financing activities:
Repayment of capital lease obligation	(6,259)	(2,476)
Financing from credit facility	9,147	44,835
Repayment of credit facility	(10,886)	—
Repayment of other long-term liabilities	(946)	—
Issuance of common shares	1,760	1,056
	(7,184)	43,415
Effect of exchange rate changes on cash and cash equivalents	(1,700)	—
Increase (decrease) in cash and cash equivalents	(203,626)	3,846
Cash and cash equivalents, beginning of year	266,045	262,199
Cash and cash equivalents, end of year	$62,419	$266,045

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

					Accumulated
	Number of	Common			Other
Thousands of US dollars,	Common	Shares	Contributed	Retained	Comprehensive
except share amounts	Shares	Amount	Surplus	Earnings	Income	Total
Balance at December 31, 2006	253,700,033	$307,914	$2,596	$137,238	$—	$447,748
Transitional adjustment on
adoption of financial
instruments standards	—	—	—	—	(18,676)	(18,676)
Shares issued under
employee share purchase plan	177,209	367	—	—	—	367
Shares issued on
exercise of options	575,620	991	(302)	—	—	689
Stock-based compensation	—	183	1,646	—	—	1,829
Net earnings	—	—	—	39,425	—	39,425
Other comprehensive income	—	—	—	—	15,394	15,394
Balance at December 31, 2007	254,452,862	309,455	3,940	176,663	(3,282)	486,776
Transitional adjustment
on adoption of inventory
standard (note 3)	—	—	—	381	—	381
Shares issued under
employee share purchase plan	382,909	406	—	—	—	406
Shares issued on
exercise of options	881,300	1,846	(492)	—	—	1,354
Stock-based compensation	—	201	1,821	—	—	2,022
Net earnings	—	—	—	10,720	—	10,720
Other comprehensive income	—	—	—	—	(86,221)	(86,221)
Balance at December 31, 2008	255,717,071	$311,908	$5,269	$187,764	$(89,503)	$415,438

The accompanying notes form an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
Years ended December 31, 2008 and 2007
All dollar amounts are stated in United States dollars unless otherwise indicated.
Tables are expressed in thousands of United States dollars, except share and per share amounts.

Note 1     Nature of Operations

Northgate Minerals Corporation (“Northgate” or the “Corporation”) is engaged in gold and copper mining and related activities including exploration, development and processing. The Corporation’s principal producing assets are its 100% interests in the Fosterville and Stawell Gold mines in Australia and the Kemess South mine in Canada. The Corporation also holds a 100% interest in the Young-Davidson property, a development project in Canada.

Note 2     Significant Accounting Policies

A.     Basis of Presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

The consolidated financial statements include the accounts of the Corporation and its subsidiary companies and divisions. All material inter-company and inter-divisional balances and transactions have been eliminated.

Except as otherwise noted, these financial statements are expressed in United States dollars (“US$”). The US$/Canadian dollar (“Cdn$”) exchange rate as at December 31, 2008 was $0.82 (2007 – $1.01) and the average rate for the year ended December 31, 2008 was $0.94 (2007 – $0.93) . The US$/Australian dollar (“A$”) exchange rate as at December 31, 2008 was $0.70 and the average rate from the date of acquisition of Perseverance Corporation Ltd. (“Perseverance”) from February 18, 2008 to December 31, 2008 was $0.86.

B.     Cash Equivalents

Cash equivalents are highly liquid investments, such as term deposits with major financial institutions, having a term to maturity of three months or less at the time of acquisition that are readily convertible to specified amounts of cash. The Corporation classifies cash equivalents as held for trading financial instruments and accounts for them at fair value, with fair value adjustments charged to earnings.

C.     Loans and Receivables

Loans and receivables are accounted for at amortized cost.

D.     Long-Term Investments

Long-term investments are designated as available for sale and measured at fair value in the balance sheet with fair value adjustments charged to other comprehensive income except if an impairment is determined to be other than temporary in which case the impairment is charged to earnings.

E.     Inventories

Concentrate inventory and unshipped gold doré are recorded at the lower of production costs on a first-in, first-out basis, and net realizable value. Stockpiled ore and any work-in-process inventories (gold in circuit) are valued at the lower of average production costs or net realizable value. Production costs include costs related to mining, crushing, mill processing, as well as depreciation on production assets and certain allocations of mine-site overhead expenses attributable to the production process, as applicable. Supplies inventory, which includes the costs of consumables used continuously in operations, such as fuel, grinding media, chemicals and spare parts, is recorded at the lower of average cost or net realizable value.

Stockpiled ore not expected to be milled in the next year is classified as long-term and is included in other assets.

Northgate Annual Report 2008 | 52

F.     Mineral Property, Plant and Equipment

Mineral property acquisition and mine development costs are deferred on a property-by-property basis and amortized using the unit-of-production method based on estimated proven and probable reserves.

Plant and equipment is carried at cost less accumulated depreciation. Certain mining and milling assets are depreciated using the unit-of-production method based on estimated proven and probable reserves expected to be processed. Depreciation for all other equipment is provided using the straight-line method over the estimated useful life of the related assets. Estimated useful lives for mining equipment and major asset categories range from two to seven years. Replacements and major improvements are capitalized.

Costs relating to certain underground development activities, which are incurred to enable physical access to ore underground, may be capitalized. These activities generally include development of shafts, access ramps, main crosscuts, main level drifts, ore and waste passes and ventilation raises. Capitalized development costs must be linked to specific ore blocks or mine areas for which they provide physical access. Depreciation and depletion is recorded using the units of production method based on proven and probable reserves within the specific ore block or area. Infrastructure and underground development costs that provide a benefit over the entire mine life are amortized using the units of production method, based on accessible proven and probable mineral reserves at the mine.

Similarly, costs associated with exploration drifts and drill holes used to establish probable reserves and resources included in the production plan are also considered deferred development. Definition drilling used to establish mining reserves that will be mined in less than two years are considered an operating cost.

Deferred development costs include all costs directly related to development, as well as a proportion of the costs related to direct supervision and the cost of power used by the equipment.

Expenditures incurred on non-producing properties identified as having development potential, as evidenced by a positive economic analysis of the project, are deferred on a project-by-project basis. Exploration expenditures on properties not sufficiently advanced to identify their development potential are expensed as incurred.

G.     Impairment of Long-Lived Assets

The Corporation tests for impairment of long-lived assets, such as mineral property, plant and equipment, when events or circumstances indicate that impairment exists. Long-lived assets are impaired if the undiscounted cash flows expected to be earned from their use is less than their carrying amount, at which time long-lived assets are written down to their fair value.

H.     Site Closure and Reclamation Costs

Minimum standards for site closure and mine reclamation have been established by various governmental agencies that affect certain operations of the Corporation. The Corporation recognizes all statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred and a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized into the carrying value of the related asset.

In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the amount or timing of the underlying credit-adjusted risk-free rate. Downward revisions in the amount of undiscounted estimated cash flows are discounted using the credit-adjusted risk-free rate that existed when the original liability was incurred. The asset retirement cost is amortized to net earnings over the life of the asset.

53 | Northgate Annual Report 2008

Notes to Consolidated Financial Statements

I.     Other Liabilities

Financial liabilities, including accounts payable and accrued liabilities, taxes payable, short-term loans, capital lease obligations, long-term debt and other long-term liabilities, are accounted for at their amortized cost.

J.     Revenue Recognition

The Corporation recognizes revenue from the sale of its gold-copper concentrate upon transfer of title and delivery, which usually occurs on receipt of provisional payment from the buyer, typically within seven days of the date that concentrate is loaded into railcars for shipment to the receiving smelter. Sales of gold-copper concentrate are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights, assays and metal prices. In addition, sales agreements include provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenues are recorded at the time of sale based on forward prices for the expected date of final settlement. Subsequent variations to weights, assays and metal prices are recognized in revenue each period end and in the period of final settlement.

The Corporation recognizes revenue from the sale of its gold doré upon delivery, which is when the doré is picked up by the customer’s agent at the mine site. Sales of gold doré are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights, assays and metal prices. In addition, sales agreements include provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenues are recorded at the time of sale based on the spot price at the date of delivery. Final pricing and payment generally occurs within three days of delivery. Subsequent variations to weights, assays and metal prices are recognized in revenue each period end and in the period of final settlement.

Mark-to-market gains or losses related to forward contracts are recognized in revenue.

K.     Foreign Currency Translation

The primary currency of measurement for the Corporation’s Canadian operations is the United States dollar. Monetary assets and liabilities denominated in other than United States dollars are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated using historical rates. Revenues and expenses denominated in other than United States dollars are translated at rates of exchange in effect during the period. Gains and losses on translation are included in results from operations for the period.

The primary currency of measurement for the Corporation’s Australian operations is the Australian dollar. All assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at rates of exchange in effect during the period. Gains and losses on translation are included in equity as a separate component of other comprehensive income or loss.

L.     Stock-Based Compensation

The Corporation measures stock-based compensation related to stock options granted to directors, employees and non-employees at fair value and recognizes the compensation expense for options expected to vest over the vesting period, with a corresponding credit to contributed surplus. Any consideration paid by directors, employees and non-employees on the exercise of stock options is credited to share capital, together with the proportionate share of related stock-based compensation originally recorded in contributed surplus. Compensation costs associated with the Corporation’s Employee Share Purchase Plan (“ESPP”) are recognized based on the fair value of the shares that the Corporation is required to contribute on the date they are issued.

Northgate Annual Report 2008 | 54

M.     Future Income Taxes

The Corporation uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and loss carry forwards. Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized. Investment tax credits earned from exploration expenditures in Canada are recorded as a tax receivable to the extent that it is more likely than not to be realized. A corresponding deduction is recognized in exploration expense.

N.     Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of mineral reserves, receivables or payables from sales of concentrate, values of concentrate in inventory and in transit, valuation of financial instruments, determination of other than temporary declines in the value of investments, site closure and reclamation obligations, impairment of long-lived assets, useful lives for depreciation and depletion, and valuation allowances for future income tax assets. Actual future outcomes could differ from present estimates and assumptions, potentially having material future effects on the consolidated financial statements.

O.     Earnings per Share

Basic earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding during the period. The Corporation uses the treasury stock method to compute the dilutive effects of stock options. Under the treasury stock method, the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of stock options are applied to repurchase common shares at the average market price for the period. Stock options are included in the calculation of dilutive earnings per share only to the extent that the market price of the common shares exceeds the exercise price of the stock options.

P.     Derivative Financial Instruments

The Corporation may utilize derivative financial instruments to reduce cash flow risk relating to gold and copper sales and foreign currency risk on Canadian or Australian dollar operating costs.

The Corporation recognizes derivative financial instruments on a mark-to-market basis with changes in fair value recognized in net earnings for the period, unless the instrument qualifies for hedge accounting in which case changes in fair value are recognized in other comprehensive income or loss. For instruments to which hedge accounting is applied, the Corporation formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific firm commitments or forecasted transactions. The Corporation also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

55 | Northgate Annual Report 2008

Notes to Consolidated Financial Statements

Gains and losses on forward sales contracts used to hedge anticipated future sales, which qualify for hedge accounting, are recognized as an adjustment to the revenues when the sales occur. Foreign exchange translation gains and losses on foreign currency denominated derivative financial instruments, which qualify for hedge accounting, used to hedge anticipated foreign currency denominated operating costs, are recognized as an adjustment to those costs when the contracts are settled.

Note 3     Accounting Changes

On January 1, 2008, the Corporation adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1535, Capital Disclosures; Section 3031, Inventories; Section 3862, Financial Instruments – Disclosures; Section 3863, Financial Instruments – Presentation; and Section 1400, Financial Statement Presentation. In accordance with the transitional provisions, prior periods have not been restated. The principal changes resulting from these new standards are described below:

Capital Disclosures

Section 1535 establishes standards for disclosing information about the Corporation’s capital and how it is managed. The required disclosures with respect to capital management have been included in note 14 to these consolidated financial statements.

Inventories

Section 3031 establishes standards for the determination of inventory cost and its subsequent recognition as an expense, including any write-downs to net realizable value. In addition, in certain circumstances, write-downs of inventory previously recognized may be reversed. This section has been applied retroactively without restatement of prior year comparative amounts. Upon adoption of this standard, a decrease to supplies inventory of $1,032,000 was recognized to reclassify items not meeting the definition of inventory, including significant long-term capital and insurance spares, to mineral property, plant and equipment. Furthermore, an increase to opening retained earnings of $381,000 was recognized to adjust for previously recognized depreciation on capital spares, which would not be recognized under the new standard until the asset is placed in service. The Corporation also changed its method of valuation of supplies inventory from the lower of cost and replacement cost to the lower of cost and net realizable value. This change in method of valuation had no impact on the Corporation’s consolidated financial statements.

Financial Instruments – Disclosures and Presentation

Section 3862, Financial Instruments – Disclosures expands on the types and nature of disclosures required with respect to an entity’s use and exposure from financial instruments. Adoption of this standard resulted in more detailed disclosures in the notes to the consolidated financial statements. These disclosures are included in note 16.

Section 3863, Financial Instruments – Presentation establishes the standards for the classification of financial instruments as liabilities or equity and the classification of related gains, income and/or losses in the statement of operations. The adoption of this standard did not result in any changes to the Corporation’s consolidated financial statements.

Northgate Annual Report 2008 | 56

Financial Statement Presentation

Section 1400, General Standards of Financial Statement Presentation was amended to include a requirement to assess an entity’s ability to continue as a going concern. If financial statements are not prepared on a going concern basis, this would be disclosed along with the basis on which they are prepared. At this time, the amended requirements have no impact on the Corporation’s consolidated financial statements.

Future Accounting Changes

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets and harmonizes this standard with International Financial Reporting Standard (“IFRS”) IAS 38, Intangible Assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the pre-operating period. The new requirements are effective on January 1, 2009 and are to be applied retrospectively, but it is not expected to have a material impact on the Corporation’s consolidated financial statements.

Conversion to International Financial Reporting Standards

On February 13, 2008, the Accounting Standards Board announced that publicly accountable entities will be required to prepare financial statements in accordance with IFRS for interim and annual financial statements for fiscal years beginning on or after January 1, 2011.

Implementation of an IFRS conversion plan, which was developed in 2008, has begun and key finance personnel have undergone in-depth training regarding significant IFRS-GAAP differences, particularly as they relate to the mining industry. To date, the Corporation has performed an analysis of the significant IFRS-GAAP differences with respect to the financial statements and disclosures. In 2009, the Corporation will continue to identify and quantify the potential effect of these differences. An assessment of the impact of the conversion on the Corporation’s information technology systems, internal control over financial reporting, disclosure controls and procedures and business activities will be undertaken in 2009. Updates on the progress of and changes to the conversion plan will be reported throughout the year in management’s discussion and analysis (“MD&A”). By the end of 2009, the Corporation will provide disclosure in the MD&A on major identified differences between current accounting policies and the changes anticipated to prepare IFRS financial statements.

Note 4     Acquisition of Perseverance

On February 18, 2008, the Corporation completed its acquisition of Perseverance, an Australian gold producer with two fully-permitted gold mines in the state of Victoria. Perseverance’s major assets are the Fosterville Gold mine, located 20 kilometres east of Bendigo in central Victoria and the Stawell Gold mine, located approximately 250 kilometres west of Melbourne.

57 | Northgate Annual Report 2008

Notes to Consolidated Financial Statements

The acquisition was accounted for as a business combination using the purchase method. The results of Perseverance have been included in the Corporation’s consolidated financial statements from February 19, 2008 inclusive. As part of the acquisition, the Corporation acquired for cash consideration all the issued and outstanding ordinary shares and warrants, convertible subordinated notes, executive options, bank debt and gold forward contracts of Perseverance.

During the fourth quarter of 2008, the Corporation received final third-party valuation reports on mineral property and plant and equipment and confirmed tax balances of Perseverance and its subsidiaries. Accordingly, the allocation of the purchase price was finalized in the fourth quarter of 2008, which resulted in a $50,463,000 increase in the amount initially recorded for mineral property and mining rights, plant and equipment, and exploration rights; a decrease in future income tax liabilities of $11,390,000 and an increase in future income tax assets of $9,311,000; a $70,783,000 decrease to goodwill; and, an increase in liabilities of $381,000, all as compared to amounts reported in the preliminary purchase price allocation at March 31, 2008. The final allocation is as follows:

Cash consideration to acquire:
Ordinary shares and warrants	$175,527
Convertible subordinated notes	34,582
Executive options	722
Transaction costs	3,798
214,629
Bank debt acquired and pre-acquisition advance	28,956
$243,585
Cash and cash equivalents	$14,306
Accounts receivable	10,142
Inventories	10,120
Mineral property	207,006
Plant and equipment	99,204
Future income tax asset	9,311
$350,089
Accounts payable and accrued liabilities	$(30,292)
Other long-term liabilities	(1,686)
Site closure and reclamation costs	(9,415)
Gold forward contracts	(65,111)
$243,585

In 2007, the Corporation acquired for cash consideration indebtedness owed by Perseverance to an Australian bank of $26,710,000. The Corporation also advanced $2,246,000 of cash to Perseverance prior to February 18, 2008.

Northgate Annual Report 2008 | 58

Note 5     Inventories

	2008	2007
Concentrate and unshipped gold doré	$13,041	$10,501
Gold in circuit	3,378	—
Stockpiled ore	9,489	11,871
Supplies	15,638	12,862
	$41,546	$35,234

At December 31, 2008, the carrying value of supplies inventory at the Kemess South mine was recorded at net realizable value of $8,952,000, which included a write-down of $917,000.

The cost of sales balance on the statement of operations is comprised of the following items:

	2008	2007
Change in inventory	$(3,689)	$7,729
Mining and milling costs	227,272	133,544
Marketing and other costs	87,351	85,660
	$310,934	$226,933

Depreciation and depletion is included as depreciation and depletion expense in the statement of operations when the related inventory is sold.

Note 6     Other Assets

	2008	2007
Restricted cash	$22,614	$69,125
Unrealized gain on copper forward contracts (note 16)	30,796	—
Unrealized gain on hedge option	—	10,646
Deferred lease charges, net of cumulative amortization of $5,669 (2007 – $5,455)	196	410
	$53,606	$80,181

Restricted cash consists of the following items:

  $15,033,000 (2007 – $17,619,000) of cash and short-term deposits pledged by the Corporation relating to site closure and reclamation obligations at Kemess South and Young-Davidson (note 13).
  $7,581,000 of cash deposits pledged by the Corporation relating to site closure and reclamation obligations at Fosterville and Stawell (note 13).
  In 2007, this amount also included $51,506,000 of cash and short-term deposits pledged by the Corporation relating to the acquisition of Perseverance (note 4).
59 | Northgate Annual Report 2008

Notes to Consolidated Financial Statements

In connection with the acquisition of Perseverance, the Corporation entered into an agreement to acquire Perseverance’s portfolio of gold forward contracts based on the value of the underlying forward contracts at October 30, 2007. The Corporation determined that the arrangement was a derivative instrument and recognized it at fair value. The fair value of this derivative instrument, based primarily on the value of the underlying forward contracts at December 31, 2007, resulted in a mark-to-market gain of $10,646,000, which was recorded in the balance sheet as other assets and in net earnings as other income. A further mark-to-market gain of $9,836,000 was recognized in the period to February 18, 2008 (note 19) and the gold forward contracts were settled immediately after the close of the acquisition.

Note 7     Deferred Transaction Costs

On June 6, 2008, the Corporation filed a short form universal base shelf prospectus (the “Prospectus”) with the Securities Commissions in each of the provinces and territories of Canada and a corresponding registration statement with the United States Securities and Exchange Commission. The Prospectus will facilitate offerings of debt securities, common shares, warrants, share purchase contracts and share purchase or equity units, or any combination thereof, of the Corporation up to an aggregate offering size of Cdn$250,000,000 over a 25-month period.

All costs associated with the Prospectus have been deferred as long-term assets and will be accounted for as either debt issue costs and amortized or charged directly to equity as applicable, if an offering under the Prospectus is completed. If the Corporation determines that it will not issue securities under the Prospectus or withdraws the Prospectus, the deferred costs will be expensed at that time. Subsequent costs incurred to keep the filing in place will be expensed as incurred.

Deferred transaction costs as at December 31, 2007 relate to the acquisition of Perseverance and were subsequently included in the cost of the acquisition (note 4).

Note 8     Mineral Property, Plant and Equipment

		Accumulated
		Depreciation, Depletion	Net Book
2008	Cost	and Write-down	Value
Plant and equipment	$421,291	$263,466	$157,825
Plant and equipment under capital lease	20,444	6,264	14,180
Mineral properties (producing)	136,485	20,528	115,957
Mineral properties (non-producing)	101,578	31,815	69,763
	$679,798	$322,073	$357,725

		Accumulated
		Depreciation, Depletion	Net Book
2007	Cost	and Write-down	Value
Plant and equipment	$320,244	$221,341	$98,903
Plant and equipment under capital lease	10,855	7,842	3,013
Mineral properties (producing)	3,413	3,004	409
Mineral properties (non-producing)	50,827	31,815	19,012
	$385,339	$264,002	$121,337

Northgate Annual Report 2008 | 60

Mineral properties (non-producing) as at December 31, 2008 include acquisition costs for the Young-Davidson property and mining and exploration rights relating to the Corporation’s Australian operations. These costs are not currently being amortized. The 2007 accumulated depreciation, depletion and write-down for mineral properties (non-producing) includes a $31,433,000 write-down of the Kemess North property following the recommendation of the Joint Federal-Provincial Environmental Review Panel that the project not be permitted to proceed.

In light of the significant economic downturn that occurred in the last quarter of 2008, the Corporation tested the recoverability of its long-lived assets for potential impairment. The carrying value of the Corporation’s asset groups, the lowest level of assets and liabilities for which there are independent identifiable cash flows, was compared to the related undiscounted cash flows expected from the use and eventual disposition of the corresponding assets and liabilities. The undiscounted cash flows are based on detailed mine plans, which incorporate management assumptions and estimates of revenues and related costs.

Significant assumptions for Kemess South include copper prices between $1.50/lb and $1.90/lb and a gold price of $850/oz for 2009 and $800/oz for 2010, which reflect the short remaining life of the mine. The Corporation also made significant estimates concerning the disposal value of its assets incorporating third-party valuation reports. The Corporation concluded that no charge for impairment was required. Actual future results may differ from the assumptions made by the Corporation.

The Corporation also tested the recoverability of the long-lived assets of the Fosterville and Stawell mines. Significant assumptions for the Australian operations include a gold price of $850/oz for 2009 and $750/oz thereafter, recognizing the longer term nature of these asset groups. The Corporation also incorporated the conversion of a portion of resources to reserves over the life of the mines. The Corporation concluded that no charge for impairment was required. Actual future results may differ from the assumptions made by the Corporation.

Note 9     Investments

The Corporation’s investment portfolio comprises the following:

	2008	2007
Auction rate securities (“ARS”)	$39,291	$69,397
Other	131	677
	$39,422	$70,074

Northgate continues to hold ARS investments, which are floating rate securities marketed by financial institutions with auction reset dates at 7, 28, or 35 day intervals to provide short-term liquidity. The par value of these securities held by the Corporation is $72,600,000. Beginning in August 2007, these ARS began to fail at auction and attempts to conduct auctions have generally ceased. Currently, these securities cannot be readily converted to cash for use by the Corporation to make capital investments or for other business purposes, although the underlying payment and other obligations of the original issuers of these securities remain intact, and these issuers or their guarantors continue to make regular interest payments to the Corporation. All ARS currently held by the Corporation were purchased on its behalf by Lehman Brothers Inc. (“Lehman”), acting in its capacity as broker agent of the Corporation using the discretion conferred on it. Based on representations from Lehman, the Corporation had believed that the securities conformed to its internal investment management policy.

61 | Northgate Annual Report 2008

Notes to Consolidated Financial Statements

On July 3, 2008, Northgate filed a Statement of Claim (the “FINRA Claim”) with the Financial Industry Regulatory Authority (“FINRA”) in New York, a self-regulatory organization with jurisdiction over customer-broker disputes, regarding alleged mishandling of the Corporation’s investment account (including the unauthorized purchase of ARS) by Lehman and several of its employees. The Corporation has alleged that Lehman’s inappropriate conduct constituted, among other things, breach of contract, breach of fiduciary duty, fraudulent misrepresentation and abuse of discretionary authority. Among the relief sought by the Corporation in the FINRA Claim is a ruling of FINRA relieving the Corporation of its obligation to repay the Short-Term Loan (note 10) as partial compensation for losses suffered as a result of the misconduct of Lehman, effectively ‘setting-off’ the debt owing by the Corporation to Lehman against the damages claimed by the Corporation from Lehman and its employees.

On September 15, 2008, Lehman Brothers Holdings Inc. (“Lehman Holdings”), the parent corporation of Lehman, filed for Chapter 11 bankruptcy protection in the United States, and shortly thereafter Lehman commenced liquidation proceedings. On September 17, 2008, Barclays Capital (“Barclays”) announced plans to buy certain assets from Lehman Holdings and its subsidiaries pursuant to an Asset Purchase Agreement with Lehman Holdings, Lehman and other Lehman affiliates (the “Purchase Agreement”). While Barclays has assumed from Lehman the management of the account in which the ARS of the Corporation are held, based on available information, the Corporation believes that Barclays did not assume the Short-Term Loan in the manner prescribed by the court-approved Purchase Agreement.

From a legal perspective, the FINRA Claim survives the bankruptcy of Lehman such that the Corporation now may claim against the bankrupt Lehman estate. In order to preserve its right to claim against the Lehman estate at the appropriate stage of the bankruptcy administrative process, the Corporation has arranged for the filing of the necessary bankruptcy proof of claim with the appropriate authorities. The Corporation continues to work with its US legal counsel to collect and analyze additional information regarding Lehman, including with respect to the residual value in the Lehman estate, applicable insurance coverage and the aggregate value of competing claims against the Lehman estate so as to be able to make an informed determination regarding a prudent course of action going forward.

The estimated fair value of the Corporation’s ARS holdings at December 31, 2008 was $39,291,000, which reflects a $30,106,000 decline from the estimated fair value of $69,397,000 at December 31, 2007. Following the bankruptcy of Lehman, the Corporation retained an independent valuator (the “Valuator”) to assess the fair value of its ARS investments. The Valuator considered several factors in making such assessment, including the probability of future defaults by the respective issuers, the potential impact of recent events in the global financial markets, the relative seniority of each security within the capital structure of the relevant issuer, the credit position of financial guarantors and the value of investments and reserves held by the respective issuers. While the Corporation continues to earn interest on all its ARS investments, the estimated fair value of those issued by derivative product companies (companies involved in the issuance of credit default swaps) has fallen significantly below par value. Accordingly, for its investments in these particular securities, the Corporation has recognized an other than temporary impairment of $20,310,000 into earnings for the year ended December 31, 2008. The conclusion for an other than temporary impairment is based on a variety of factors, including the very substantial decline in the estimated fair value of individual investments over an extended period, recent downgrades in issuer credit ratings, the absence of default insurance and continuing adversity in the credit and capital markets.

Northgate Annual Report 2008 | 62

Based on information currently available, the Corporation believes that the decline in estimated fair value for the remainder of its ARS investments (issued by Regulation XXX Insurance companies) is temporary. In determining that the loss in value is temporary, management considered the fact that these particular securities have a lower probability of future default, continue to make interest payments, are insured by monoline insurance companies and continue to maintain a credit rating above investment grade. Management also considered the senior rank of its holdings in the capital structures of the respective issuers and the fiduciary obligation of the major insurance companies who own the Regulation XXX entities as factors that improve the likelihood that these investments might eventually return to par value.

The Corporation believes that, based on its cash and cash equivalents balance of $62,419,000 at December 31, 2008 and expected operating cash flow, the current illiquidity and impairment of its ARS investments will not have a material impact on the Corporation’s ability to carry on its business.

Note 10     Short-Term Loan

Subsequent to the ARS investments of the Corporation becoming illiquid, management of the Corporation received from Lehman a short-term loan collateralized by the ARS held in the Corporation’s investment account managed by Lehman, pursuant to a Client Agreement between Lehman and Northgate dated October 18, 2007 (the “Short-Term Loan”). As of December 31, 2008, the principal outstanding on the Short-Term Loan was $43,096,000. The Short-Term Loan matured on June 6, 2008. The Corporation continues to treat the Short-Term Loan as an obligation and has classified it as a current liability.

Note 11     Lease Obligations

The Corporation has obligations under capital leases for mobile mining equipment with remaining terms ranging from two to three years.

	2008	2007
Future capital lease obligations	$11,980	$2,641
Less: interest at weighted average rate of 9.40% (2007 – 6.00%)	(1,236)	(92)
Present value of capital lease obligations	10,744	2,549
Less: current portion	(4,533)	(2,267)
	$6,211	$282

Future capital lease principal payments as of December 31, 2008, are as follows:

2009	$4,533
2010	3,779
2011	2,432
$10,744

The Corporation also leases equipment under operating leases. An operating lease at Kemess South expires on August 31, 2009 and has remaining payments of $454,000 in 2009.

63 | Northgate Annual Report 2008

Notes to Consolidated Financial Statements

Note 12     Other Long-Term Liabilities

	2008	2007
Unrealized loss on copper forward contracts (note 16)	$—	$12,089
Accrued severance costs	1,423	—
Provision for long-service leave	942	—
Deferred gain on sale and leaseback	736	—
Other	267	—
	$3,368	$12,089

Accrued severance costs are comprised of severance and retention payments accrued for Kemess employees. On April 8, 2008, a new three-year collective agreement (the “Agreement”) was ratified by the International Union of Operating Engineers Local 115, which represents the 300 production and maintenance employees at Kemess. The Agreement includes an enhanced severance package, which provides for a lump-sum payment to an employee who remains at Kemess until the employee’s last scheduled shift. The payment is based on an employee’s service years as calculated at the time of the last shift.

In 2008, the Corporation also communicated details of a severance package to salaried Kemess employees. The package provides for a lump-sum payment to a salaried employee who remains at Kemess until the close of the mine. The payment is based on an employee’s service years as calculated at the time of the employee’s termination date.

The Corporation is recognizing all estimated severance and retention liabilities in earnings ratably over the service period. For the year ended December 31, 2008, the Corporation recorded $1,423,000 to cost of sales.

The Corporation’s Australian employees are entitled to 13 weeks of long-service leave for every 10 years of service in accordance with Australian legal requirements. The obligation is accrued and expensed over the 10-year period.

In 2008, the Corporation sold assets in Australia for a gain of $1,157,000 and subsequently leased back the assets for use in operations. The corresponding gain is being recognized into earnings over the term of the lease.

Northgate Annual Report 2008 | 64

Note 13     Site Closure and Reclamation Obligations

Provisions for site closure and reclamation costs are based principally on legal and regulatory requirements established by various government agencies in Canada and Australia. Under current regulations, the Corporation is required to meet performance standards to minimize the environmental impact from its operations and to perform site restoration and other closure activities at its mining and development sites. The exact nature of environmental remediation requirements that may be encountered in the future, if any, cannot be predicted with certainty, because environmental requirements currently established by government agencies may change.

	2008	2007
Kemess South mine	$38,069	$48,634
Stawell Gold mine	4,044	—
Fosterville Gold mine	3,740	—
Young-Davidson property	416	486
	$46,269	$49,120
Less current portion	8,420	—
	$37,849	$49,120
Estimated undiscounted cash flows used to determine the total liability	$52,543	$53,600

Expenditures for Kemess South are expected to take place primarily from 2009 to 2013 with some expenditures, such as monitoring, to continue afterwards. The credit-adjusted risk-free rate at which the incremental estimated future cash flows have been discounted is 6.25% and the inflation rate used to determine future expected costs is 2.29% .

Expenditures at Fosterville and Stawell are expected to be spent from 2009 to 2015. The inflation rate used to determine future expected costs in Australia is 3.0% . The credit-adjusted risk-free rate at which the incremental estimated future cash flows have been discounted is 5.13% at Fosterville and 4.67% Stawell.

The respective discount rates were determined by using an appropriate measure for the risk-free rate in each country in which the Corporation operates plus a risk premium reflective of the Corporation’s credit profile when the liability was recognized.

A reconciliation of total provision for site closure and reclamation obligation is as follows:

	2008	2007
Balance, beginning of year	$49,120	$28,197
Acquisition of Perseverance	9,415	—
Effect of change in estimated future cash flows, net	(424)	13,431
Site closure and reclamation costs paid	(4,339)	(551)
Accretion expense	1,984	2,559
Effect of foreign exchange	(9,487)	5,484
Balance at the end of the year	$46,269	$49,120

65 | Northgate Annual Report 2008

Notes to Consolidated Financial Statements

In 2008, the Corporation revised the undiscounted estimate for mine site closure and reclamation costs at Kemess South. The Corporation determined that it had obligations recorded for certain ore stockpiles that would be processed rather than reclaimed. Accordingly, the amounts recorded for the obligation and the related asset were reduced. This reduction was offset by an increase in certain reclamation activities based on the Corporation’s review of the timing and amount of those activities.

At December 31, 2008, the Corporation had security bonds totalling Cdn$18,409,000 (2007 – Cdn$17,409,000) posted in connection with its reclamation permit for Kemess South and Young-Davidson (note 6). During 2002, the Corporation and the Government of British Columbia amended the reclamation permit such that the Corporation agreed to provide additional security installments of Cdn$1,000,000 on December 31 of each year from 2003 to 2008, with a final amount of Cdn$800,000 due on December 31, 2009 for Kemess South. The Corporation made a Cdn$1,000,000 installment at the end of 2008 in accordance with the reclamation permit.

At December 31, 2008, the Corporation also had cash deposits of A$10,463,000 (2007 – nil) as security against performance guarantees relating to the future reclamation of Fosterville and Stawell.

Note 14     Capital Management

The Corporation’s objective when managing capital is to maintain a strong capital base to ensure investor, creditor and market confidence and to sustain future development and growth. The Corporation considers capital to be equity and long-term debt. The Corporation sets the amount of capital in proportion to risk by managing the capital structure and making adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Corporation may issue new shares or seek debt financing. The Corporation has implemented a rigorous planning and budgeting process to determine the funds necessary to ensure it has the liquidity to meet its operating requirements and growth objectives. In assessing liquidity, the Corporation takes into account its expected cash flows from operations and its cash and cash equivalent holdings.

The Corporation is subject to certain restrictions by third parties and is required to maintain a margin account with respect to its copper forward contracts, which may require further deposits based on copper prices. There were no margin requirements at December 31, 2008 and 2007.

The Corporation’s Short-Term Loan, secured by the ARS investments, requires debt service payments from time to time (note 10). The Corporation’s site closure plans require the Corporation to post closure bonds and deposits from time to time. Estimated future costs of reclamation are accrued as an asset retirement obligation and posted bonds are recorded in other assets.

Neither the Corporation nor any of its subsidiaries are subject to any other externally imposed capital requirements such as loan covenants or capital ratios.

The Corporation filed a Prospectus on June 6, 2008, to facilitate future financings if required (note 7). There were no other changes to the Corporation’s approach to capital management during the year ended December 31, 2008.

Northgate Annual Report 2008 | 66

Note 15     Shareholders’ Equity

A.     Share Capital

(i)	Authorized

100,000,000,000,000 Class A preference shares, without par value, of which 100,000,000,000 have been designated Series I and 100,000,000,000 as Series 2.
100,000,000,000,000 Class B preference shares, without par value. 100,000,000,000,000 common shares, without par value.

B.     Employee Stock Option Plan

The Corporation has a stock option plan pursuant to which it can issue up to 14,000,000 common shares to directors, officers, employees and service providers. Stock options are granted at the discretion of the Compensation and Corporate Governance Committee, acting on behalf of the Board, at exercise prices based on the closing market price of the Corporation’s common shares on the date immediately prior to the grant of the stock options. Each option will be for a term of not less than seven years, with vesting of 20% on the date of grant and 20% on the anniversary date of the grant over the next four years. Options may not be granted with exercise periods longer than ten years. At December 31, 2008, 8,241,500 stock options were available for issue under the plan.

The continuity of options granted and outstanding under the stock option plan is as follows:

	2008		2007
		Average Exercise		Average Exercise
	Number	Price (Cdn$)	Number	Price (Cdn$)
Balance, beginning of year	5,196,600	$2.73	4,655,340	$2.15
Granted	1,685,000	2.83	1,475,000	4.02
Exercised	(881,300)	1.55	(575,620)	1.31
Cancelled	(241,800)	3.08	(358,120)	2.80
Balance, end of year	5,758,500	$2.92	5,196,600	$2.73
Exercisable	3,080,400	$2.80	2,758,900	$2.36

Details of the options outstanding as at December 31, 2008, are as follows:

	Outstanding Options			Exercisable Options
Exercise Price (Cdn$)	Number of Options	Weighted Average Remaining Life (years)	Weighted Average Exercise Price (Cdn$)	Number of Vested Options	Weighted Average Exercise Price (Cdn$)
$0.69 – $0.90	40,000	6.87	$0.82	8,000	$0.82
$0.91 – $1.78	124,500	4.39	1.45	61,000	1.57
$1.79 – $1.84	700,000	3.08	1.79	540,000	1.79
$1.86 – $2.65	1,249,000	4.28	2.54	729,800	2.54
$2.66 – $4.07	3,645,000	4.76	3.34	1,741,600	3.27
	5,758,500	4.46	$2.92	3,080,400	$2.80

67 | Northgate Annual Report 2008

Notes to Consolidated Financial Statements

During the year ended December 31, 2008, the Corporation recognized stock-based compensation expense of $1,821,000 (2007 – $1,646,000) based on the fair value of options granted and vested during the year. The weighted average fair value of options granted in 2008 was Cdn$1.32 (2007 – Cdn$2.03) per share. The fair value of share options was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2008	2007
Risk-free interest rate	3.71%	4.0%
Annual dividend rate	—	—
Expected stock price volatility	50%	53%

The expected life of the options used in the option-pricing model was determined to be five years based on historical experience.

For purposes of the fully diluted earnings per share calculations, 4,990,000 options (2007 – 1,528,600) were excluded from the calculation of the weighted average number of shares outstanding, as the exercise prices of the options were higher than the average market price of the Corporation’s shares.

C.     Employee Share Purchase Plan (“ESPP”)

The ESPP is available to all full-time employees of the Corporation in Canada. Under the terms of the ESPP, each full-time employee can buy treasury shares up to 5% of their base salary at the current market price and the Corporation will contribute additional shares equal to 50% of the employee’s contribution. During the year ended December 31, 2008, the Corporation recognized $201,000 (2007 – $183,000) in stock-based compensation expense associated with the ESPP.

Note 16     Financial Instruments

Financial Risk Management

The Corporation has exposure to credit risk, liquidity risk and market risk from its use of financial instruments.

Credit Risk

Credit risk is the risk of potential loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk arises principally from the Corporation’s cash and cash equivalents, restricted cash, receivables and investment securities. It may also arise on the Corporation’s copper forward and other derivative contracts.

In general, the Corporation manages its credit exposure with respect to operational matters by transacting only with reputable, highly-rated counterparties. The Corporation monitors the financial condition of its customers and counterparties to contracts.

Northgate Annual Report 2008 | 68

Gold doré produced in Australia is sold exclusively to AGR Matthey, a reputable precious metals refiner. The Corporation believes there are other buyers in the marketplace that would buy the production under approximately the same financial terms. Concentrate produced at Kemess is sold under a long-term contract to Xstrata Canada Corporation (“Xstrata”), a wholly-owned subsidiary of the publicly traded international mining company, Xstrata plc. Kemess gold-copper concentrate is of a quality that is readily saleable to a number of smelters under current market conditions. In the event that Xstrata is unable to purchase the Kemess concentrate, it could be sold to other smelters once appropriate logistical arrangements were put in place.

The Corporation may also be exposed to credit risk on its copper forward contracts to the extent that the counterparty, Mitsui Bussan Commodities Ltd. (“Mitsui”), fails to meet its contractual obligation. The Corporation has mitigated this risk by obtaining a guarantee from Mitsui’s parent company, Mitsui and Co., Ltd. of Japan.

The Corporation limits its exposure to credit risk on investments by investing only in securities rated AAA by credit rating agencies such as S&P and Moody’s. Management continuously monitors the fair value of its investments, including its investments in ARS (note 9), to determine potential credit exposures. Any credit risk exposure on cash and cash equivalents is considered negligible as the Corporation places deposits only with major established banks in the countries in which it operates. Excess cash is invested in R1/P1/A1 rated investments including money market funds, direct obligation commercial paper, bankers’ acceptances and other highly rated short-term investment instruments, which are recorded as cash and cash equivalents.

The carrying amount of financial assets represents the maximum credit exposure. As at December 31, 2008, the Corporation’s gross credit exposure is as follows:

	2008	2007
Cash and cash equivalents	$62,419	$266,045
Trade and other receivables	11,972	6,890
Unrealized gain on copper forward contracts – short-term	6,338	7,124
Restricted cash (included in other assets)	22,614	69,125
Long-term receivables	—	25,117
Unrealized gain on copper forward contracts – long-term	30,796	—
Unrealized gain on other hedge contracts	—	10,646
ARS	39,291	69,397
	$173,430	$454,344

Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages this risk such that it will have the ability to discharge its liabilities when due, both under normal and stressed conditions, without incurring significant losses or risking damage to the Corporation’s reputation.

The Corporation uses detailed cash forecasts to ensure cash is available to discharge its obligations when they come due. Cash needed for this purpose is invested in highly liquid investments.

69 | Northgate Annual Report 2008

Notes to Consolidated Financial Statements

Significant cash commitments are as follows:

	1 Year	2–3 Years	4–5 Years	6+ Years	Total
Accounts payable and accrued liabilities	$56,469	$—	$—	$—	$56,469
Severance and long service leave [1,2]	1,702	5,623	419	435	8,179
Capital lease obligations (including interest component)	5,314	6,666	—	—	11,980
Operating leases	461	14	9	—	484
Short-Term Loan [3]	43,096	—	—	—	43,096
Asset retirement obligations [4]	9,987	28,604	12,375	1,577	52,543
3 Nations funding (note 21)	817	817	—	—	1,634
Closure bonding requirements (note 13)	653	—	—	—	653

1	The estimated severance liability will be recognized ratably over the estimated period of service. As at December 31, 2008, accrued severance of $1,423,000 has been recognized in other liabilities.

2	The provision for long service leave included above is undiscounted.

3	The Short-Term Loan is secured by Northgate’s ARS investments (note 10). This amount represents the principal amount only.

4

The asset retirement obligations included above are undiscounted. The Kemess South and Young-Davidson portion of the asset retirement obligation is backed by Cdn$18,409,000 in security bonds included in other assets. The Fosterville and Stawell portion is backed by A$10,463,000 in security bonds also included in other assets.

Market Risk

Market risk is the risk that changes in market prices, such as commodity prices, foreign exchange rates and interest rates, which will affect the Corporation’s income or the value of its financial instruments. The Corporation manages this risk such that it controls this exposure within acceptable parameters while optimizing the return on risk.

Commodity Price Risk – The Corporation is exposed to commodity price risk through the price of gold and copper and also through various input prices such as fuel, steel and electricity. The Board has established a Hedging Committee, which assists management in the identification and analysis of price risks and potential strategies to mitigate this risk.

The Corporation reviews major input prices on a regular basis and may enter into long-term contracts to mitigate the price volatility.

The Corporation monitors the price of the commodities it produces and considers the risk exposure to fluctuating prices. In managing that risk, the Corporation is cognizant that investors generally seek exposure to the underlying commodities, particularly gold, through their investment.

All of the Corporation’s future gold production is unhedged and is fully exposed to future price movements.

The Corporation has entered into forward sales contracts with Mitsui, to fix the price of copper for certain future production. A total volume of 16,200 tonnes of copper were sold forward using London Metals Exchange (“LME”) contracts as at December 31, 2008. These contracts mature from November 2009 through October 2010 at an average forward price of $2.52 per pound. The Corporation also entered into separate forward purchase contracts with Mitsui to repurchase, over the same period, its forward sales position at the difference between the monthly average LME prices in the month of settlement and the forward price of $2.52. The volume of forward sales and purchases in each future contract month match the expected future pricing periods for copper in concentrate to be delivered to Xstrata under a multi–year concentrate sales agreement. The copper forward sales and purchase contracts are being recognized on a mark-to-market basis in net earnings. The fair value of these contracts at December 31, 2008 was an asset of $37,134,000, of which $6,338,000 is included in trade and other receivables for contracts expiring in 2009 and $30,796,000 is included in other assets. At December 31, 2007, the fair value of these contracts was a liability of $12,089,000 included in other long-term liabilities. At December 31, 2007, the Corporation also sold forward 12,050 tonnes of copper at an average forward price of $3.30 maturing in 2008, the fair value of which was an asset of $7,124,000 at December 31, 2007.

Northgate Annual Report 2008 | 70

A change of $0.05 per pound in the forward price of copper would have changed the fair value of the outstanding contracts as at December 31, 2008, and consequently earnings before income taxes, by $1,703,000.

In February 2009, the Corporation closed out 9,000 tonnes of its copper forward sales contracts for proceeds of $19,182,000. The contracts that were closed out were equally spread over the maturity dates from November 2009 through October 2010.

Gold and copper sales agreements include provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenue and the related receivables are based on forward prices for the expected date of final settlement. These financial assets are therefore exposed to movements in the commodity price. A change of $0.05 per pound in the price of copper would have changed the related payable as at December 31, 2008 and earnings before income taxes by $485,000 for the year ended December 31, 2008. A $10 per ounce change in the price of gold would have changed the related payable as at December 31, 2008 and earnings before income taxes by $268,000 for the year ended December 31, 2008.

Foreign Currency Risk – The Corporation is exposed to foreign currency risk on its financial assets and liabilities denominated in Canadian dollars. Movements in the Canadian dollar relative to the US dollar will have an impact on future earnings.

The Corporation’s financial assets and liabilities denominated in Canadian dollars are as follows:

		2008
Cash and cash equivalents	Cdn$	7,429
Trade and other receivables		11,603
Equity investments		161
Restricted cash (included in other assets)		18,409
Accounts payable and accrued liabilities		(23,339)
Site closure and reclamation obligations		(47,129)
	Cdn$	(32,866)

A 10% change of the United States dollar against the Canadian dollar as at December 31, 2008 would have changed earnings before income taxes by $2,684,000 for the year ended December 31, 2008. This analysis assumes that all other variables remain constant.

71 | Northgate Annual Report 2008

Notes to Consolidated Financial Statements

Interest Rate Risk – The Corporation is exposed to interest rate risk on its Short-Term Loan and its capital leases. The Short-Term Loan bears interest at LIBOR plus 100 basis points. The capital leases bear interest at fixed rates.

A change of 50 basis points in the LIBOR rate for the year ended December 31, 2008 would have changed earnings before income taxes by $226,000 for the year ended December 31, 2008. This assumes all other variables, in particular foreign currency rates, remain constant.

Fair Values

The carrying values of cash and cash equivalents, accounts receivable, restricted cash, and accounts payable and accrued liabilities approximate fair values due to their short terms to maturity or ability to readily convert to cash. The carrying value of the short-term credit facility approximates its fair value as it bears interest based on market rates of interest. The carrying values of capital lease obligations are not materially different from their fair values.

The fair value of investments in equity securities classified as available for sale is determined using bid prices at the balance sheet date with any unrealized gains or losses recognized in other comprehensive income. The fair value of ARS investments is determined based on a third-party valuation and other observable variables (note 9).

Commodity contracts are valued by determining the difference between contractual forward rates and the current forward prices for the residual maturity of the contracts. When in a gain position, the fair value of the commodity contracts is determined by discounting the expected future cash flows to the balance sheet date using the 12-month LIBOR rate at that date, plus an amount representing the risk premium of the counterparty. When in a loss position, a spread representing the risk premium of the Corporation is added to LIBOR for the discounting of the expected future cash flows. The change in fair value of the forward contracts recognized in the results from operations was a gain of $32,716,000 for the year ended December 31, 2008 and is included in revenue.

Note 17     Income Taxes

Income tax expense (recovery) differs from the amount, which would result from applying the statutory Canadian income tax rate for the following reasons:

	2008	2007
Earnings before taxes	$40,470	$33,399
Canadian income tax rate	31.00%	34.12%
Tax based on statutory income tax rate	12,546	11,396
Expenses not deductible or income not taxable	1,638	3,003
Change in valuation allowance and tax rates	13,443	6,240
Difference in tax rates in foreign jurisdictions	(65)	—
Effect of foreign exchange	133	(24,514)
Mining taxes	2,055	(2,151)
Income tax expense (recovery)	$29,750	$(6,026)

Northgate Annual Report 2008 | 72

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities are presented as follows:

	2008	2007
Future income tax assets
Non-capital loss carry forwards and other deductions	$8,937	$2,611
Net capital loss carry forwards	24,828	30,960
Reclamation liabilities	10,898	11,539
Employee provisions	2,157	—
Accrued liabilities	2,271	—
Unrealized loss on copper forward contracts (note 15A)	—	1,564
British Columbia mineral tax deductions	11,893	16,660
Other	1,009	2,206
Future income tax assets	$61,993	$65,540
Valuation allowance applied	(36,721)	(30,960)
Total future income tax assets	25,272	$34,580
Future income tax liabilities
Mineral property, plant and equipment	(17,446)	(20,238)
Unrealized gain on copper forward contracts	(11,221)	—
Investment tax credits	(1,844)	—
Other	(2,006)	—
Total future income tax liabilities	(32,517)	(20,238)
Net future income tax asset (liability)	$(7,245)	$14,342
Allocated as follows:
Current portion of future income tax asset	$5,259	$1,194
Non-current portion of future income tax asset	3,741	16,507
Current portion of future income tax liability	(1,895)	(872)
Non-current portion of future income tax liability	(14,350)	(2,487)
Net future income tax asset (liability)	$(7,245)	$14,342

At December 31, 2008, the Corporation has approximately Cdn$188,826,000 of capital losses for Canadian tax purposes available indefinitely to reduce taxes payable on future capital gains.

The Corporation has recognized Cdn$6,465,000 of investment tax credits for Canadian Federal tax purposes as a result of its Canadian exploration activities. The amount has been recorded as a tax receivable and credited against exploration expense. The Corporation may apply the credits to reduce any Canadian Federal taxes payable.

The Corporation’s Australian subsidiaries also had non-capital losses of approximately A$38,000,000 available for Australian income tax purposes, which can be carried forward indefinitely to reduce future taxable income.

73 | Northgate Annual Report 2008

Notes to Consolidated Financial Statements

Note 18     Segmented Information

In prior years, the Corporation considered itself to operate in a single segment being gold and copper mining and related activities including exploration, development, mining and processing in Canada. In 2008, the Corporation has identified separate segments for financial reporting as a result of its acquisition of Perseverance.

The Corporation’s primary segment reporting basis is by individual mine as the assessment of performance and resource allocation decisions are made on the same basis. The Corporate segment includes costs incurred for corporate activity in both Canada and Australia, as well as revenues and costs that are not attributable to the individual mines for performance assessment. Hedging activity and exploration costs are also included in the Corporate segment as the decisions concerning these expenditures are approved at the Corporate level.

The operating segment results for the year ended December 31, 2008 are as follows:

	Kemess	Fosterville	Stawell	Corporate	Total
Revenues	$304,042	$50,255	$73,595	$33,096	$460,988
Depreciation and depletion	32,912	11,301	22,843	234	67,290
Exploration	498	3,155	4,108	24,834	32,595
Net interest expense (income)	(638)	188	47	(6,534)	(6,937)
Earnings (loss) from operations,
before income taxes	53,994	(13,090)	111	(545)	40,470
Capital expenditures [1]	8,076	38,637	26,336	324	73,373
Mineral property, plant and equipment	78,079	146,850	111,812	20,984	357,725
Total assets	128,495	164,102	124,410	174,622	591,629

1	Capital expenditures include mineral property, plant and equipment purchased outright and by assumption of capital lease obligations.

Revenue per geographical region for the year ending December 31 are as follows:

	2008	2007
Canada	$337,138	$337,546
Australia	123,850	—
	$460,988	$337,546

Revenue for the years ended December 31, 2008 and 2007 include the effect of mark-to-market adjustments associated with forward contracts.

The Corporation has a multi-year agreement with Xstrata for the shipment and sale of Kemess’ gold-copper concentrate. The Corporation also has a sales arrangement with AGR Matthey for gold doré bars produced at Fosterville and Stawell.

Northgate Annual Report 2008 | 74

The mineral property, plant and equipment by geographical region are presented as follows:

	2008	2007
Canada	$98,636	$121,337
Australia	259,089	—
	$357,725	$121,337

Note 19     Other Income

For the year ending December 31, 2008, other income includes an amount related to an out-of-court settlement with Aurizon Mines Ltd. for costs and damages in the amount of Cdn$4,000,000. The Corporation had previously recognized its best estimate of this liability and the difference between this estimate and the amount paid is included in other income.

In addition, other income for the year ended December 31, 2008 included a mark-to-market gain of $9,836,000 (2007 – $10,646,000) related to the settlement of Perseverance’s gold forward contracts. In connection with the acquisition of Perseverance, the Corporation had entered into an agreement to acquire Perseverance’s portfolio of gold forward contracts from an Australian financial institution based on the value of the underlying forward contracts at October 30, 2007.

Note 20     Supplementary Cash Flow Information

Changes in non-cash working capital and other:

	2008	2007
Trade and other receivables	$3,250	$(1,862)
Income taxes receivable	(4,424)	—
Prepaid expenses	645	(1,237)
Inventories	656	(1,860)
Accounts payable and accrued liabilities	2,064	8,077
Income taxes payable	(3,222)	2,797
Settlement of forward contracts	(9,382)	(19,584)
Reclamation costs paid	(4,339)	(551)
	$(14,752)	$(14,220)

Supplementary information:
	2008	2007
Cash paid during the year for:
Interest	$3,669	$482
Income taxes	6,053	—
Non-cash transactions:
Purchase of mineral property, plant and equipment by
assumption of a capital lease obligation	14,983	—
Reduction of Perseverance hedge portfolio liability through
settlement of agreement to purchase Perseverance hedge portfolio	(20,482)	—

75 | Northgate Annual Report 2008

Notes to Consolidated Financial Statements

Note 21     Commitments and Contingencies

In June 2006, the Corporation entered into a Cooperation agreement with Tse Keh Nay (3 Nations) related to the operation of its existing Kemess South mine. The Corporation continues to provide funding to benefit the Tse Keh Nay member communities in the amount of Cdn$1,000,000 per year over the remaining Kemess South mine life.

The Corporation’s interest in the Kemess South mine is subject to a 1.62% royalty on the value of payable metals produced.

Note 22     Comparative Figures

To ensure comparability of financial information, certain comparative figures have been reclassified to conform to the presentation adopted in the current reporting period.

Northgate Annual Report 2008 | 76

Five Year Comparative Summary

Thousands of US dollars, except per share data	2008	2007	2006	2005	2004
Revenue	$460,988	$337,546	$411,313	$257,302	$232,797
Cost of sales	310,934	226,933	224,584	178,411	146,081
Depreciation and depletion	67,290	34,140	35,591	38,009	36,408
Administrative and general	11,863	10,461	8,209	6,128	6,083
Interest expense (income)	(6,937)	(17,124)	(4,013)	2,391	3,049
Exploration	32,595	29,887	11,449	3,915	3,134
Currency translation losses (gains)	(6,830)	(6,704)	1,922	(962)	(211)
Accretion of site closure and
reclamation costs	1,984	2,559	1,553	1,183	894
Writedown of mineral property	—	31,815	—	—	—
Writedown of auction rate securities	20,310	—	—	—	—
Other expense (income)	(10,691)	(7,820)	8,423	496	(348)
	420,518	304,147	287,718	229,571	195,090
Earnings before income taxes	40,470	33,399	123,595	27,731	37,707
Income tax recovery (expense)
Current	(5,261)	(6,446)	(5,406)	(2,111)	(2,277)
Future	(24,489)	12,472	(11,447)	13,937	(2,634)
	(29,750)	6,026	(16,853)	11,826	(4,911)
Net earnings for the year	$10,720	$39,425	$106,742	$39,557	$32,796
Net earnings per share
Basic	$0.04	$0.16	$0.50	$0.20	$0.16
Diluted	$0.04	$0.15	$0.48	$0.20	$0.16
Weighted average shares outstanding
Basic	255,269,183	254,166,789	215,609,932	202,789,310	200,065,821
Diluted	255,453,093	255,257,756	222,892,929	202,858,866	200,567,253

Year-end Financial Highlights
Working capital	$21,947	$235,739	$297,957	$65,515	$37,667
Other assets	53,606	80,181	27,622	14,117	13,649
Mineral property, plant and equipment	357,725	121,337	159,299	177,966	180,669
Total assets	591,629	634,589	515,631	309,006	273,930
Long-term debt	—	—	—	—	22,500
Shareholders’ equity and capital securities	415,438	486,776	447,748	236,433	177,683
Common shares outstanding	255,717,071	254,452,862	253,700,033	214,011,246	200,491,050

Selected Quarterly Financial Data Thousands of US dollars, except per share data (unaudited)

	2008 Quarter Ended				2007 Quarter Ended
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Revenue	$136,748	$99,267	$138,880	$86,093	$95,599	$86,756	$80,878	$74,313
Earnings (loss)	18,646	(29,438)	1,085	20,427	33,309	(11,937)	8,647	9,406
Earnings (loss) per share
Basic	$0.07	$(0.12)	$0.00	$0.08	$0.13	$(0.05)	$0.03	$0.04
Diluted	$0.07	$(0.12)	$0.00	$0.08	$0.13	$(0.05)	$0.03	$0.04